Filed Pursuant to Rule 424(B)(5) Registration No. 333-158097

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 18, 2009)

6,250,000 Common Units
Representing Limited Partner Interests

We are selling 6,250,000 common units representing limited partner interests in Spectra Energy Partners, LP. Our common units are traded on the New York Stock Exchange under the symbol “SEP.” The last reported sales price of our common units on the New York Stock Exchange on November 30, 2010 was $33.93 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement.

As a result of certain FERC rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are individuals or entities subject to United States federal income taxation on our income or entities not subject to such taxation so long as all of the entity’s owners are subject to such taxation.

	Per Common Unit	Total

Public Offering Price	$32.87	$205,437,500
Underwriting Discount	$1.32	$8,250,000
Proceeds to Spectra Energy Partners, LP (before expenses)	$31.55	$197,187,500

We have granted the underwriters a 30-day option to purchase up to an additional 937,500 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 6,250,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about December 7, 2010.

Joint Book-Running Managers
Citi
BofA Merrill Lynch
Barclays Capital
J.P. Morgan
Morgan Stanley
Wells Fargo Securities

Co-Managers
Credit Suisse
Deutsche Bank Securities
UBS Investment Bank
RBC Capital Markets

December 2, 2010

Spectra Energy Partners, LP Assets

PROSPECTUS SUPPLEMENT
Summary	S-1
The Offering	S-6
Summary Historical Financial and Operating Data	S-8
Risk Factors	S-13
Use of Proceeds	S-14
Capitalization	S-15
Price Range of Common Units and Distributions	S-16
Material Tax Considerations	S-17
Underwriting (Conflicts of Interest)	S-19
Legal Matters	S-22
Experts	S-22
Forward-Looking Statements	S-23
Information Incorporated by Reference	S-25
Application for Transfer of Common Units	A-1
PROSPECTUS
Guide to Reading This Prospectus	1
Where You Can Find More Information	1
Information Regarding Forward-Looking Statements	2
Spectra Energy Partners, LP	3
Risk Factors	4
Use of Proceeds	4
Description of Debt Securities	4
Material Tax Consequences	12
Plan of Distribution	27
Legal Matters	28
Experts	28

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Information Incorporated by Reference” on page S-25 of this prospectus supplement.

S-i

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

S-ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2009 and our subsequently filed Quarterly Reports on Form 10-Q for information regarding risks you should consider before investing in our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

Throughout this prospectus supplement, when we use the terms “we,” “us,” “our” or the “partnership,” we are referring either to Spectra Energy Partners, LP in its individual capacity or to Spectra Energy Partners, LP and its operating subsidiaries collectively, as the context requires. References in this prospectus supplement to our “general partner” refer to Spectra Energy Partners (DE) GP, LP and/or Spectra Energy Partners GP, LLC, the general partner of Spectra Energy Partners (DE) GP, LP, as appropriate.

Spectra Energy Partners, LP

Spectra Energy Partners, LP, through our subsidiaries and equity affiliates, is engaged in the transportation and gathering of natural gas including more than 3,100 miles of transmission and gathering pipeline located in the southeastern quadrant of the United States. We also own, through our subsidiaries and equity affiliates, underground facilities for the storage of natural gas with aggregate working gas storage capacity of approximately 49 billion cubic feet (Bcf) that are located in southeast Texas, south central Louisiana and southwest Virginia. We are a Delaware master limited partnership formed on March 19, 2007.

We transport and store natural gas for a broad mix of customers, including local gas distribution companies (LDCs), municipal utilities, interstate and intrastate pipelines, direct industrial users, electric power generators, marketers and producers. In addition to serving directly connected southeastern markets, our pipeline and storage systems have access to customers in the mid-Atlantic, northeastern and midwestern regions of the United States through numerous interconnections with major pipelines. Our rates are regulated under the Federal Energy Regulatory Commission (FERC) rate-making policies and under various state regulations.

Our operations and activities are managed by our general partner, Spectra Energy Partners (DE) GP, LP, which in turn is managed by its general partner, Spectra Energy Partners GP, LLC. Spectra Energy Partners GP, LLC is wholly owned by a subsidiary of Spectra Energy Corp (Spectra Energy). Spectra Energy is a separate entity publicly traded on the New York Stock Exchange under the symbol “SE.”

Our primary assets include the following:

•	East Tennessee Natural Gas System. We own and operate 100% of the 1,510-mile FERC-regulated East Tennessee Natural Gas System (East Tennessee), which extends from central Tennessee eastward into southwest Virginia and northern North Carolina and southward into northern Georgia.

•	Saltville. In 2008, we completed the Saltville Gas Storage Company L.L.C. (Saltville) acquisition from Spectra Energy at a purchase price of $107.0 million, which included the issuance of 4.2 million common units and 0.1 million general partner units, and a cash payment of $4.7 million to Spectra Energy. The acquired facilities include 5.4 Bcf of total storage capacity and interconnect with the East Tennessee Natural Gas System in southwest Virginia. Saltville offers high deliverability salt cavern and reservoir natural gas storage capabilities and is strategically located near markets in Tennessee, Virginia and North Carolina.

•	NOARK Pipeline System. In 2009, we acquired the NOARK Pipeline System from Atlas Pipeline Partners, L.P., which is comprised of a 565-mile FERC-regulated interstate natural gas transportation system (Ozark Gas Transmission) that extends from southeast Oklahoma through Arkansas into southeast Missouri, as well as a 365-mile fee-based, state regulated natural gas gathering system (Ozark Gas Gathering) located in eastern Oklahoma and western Arkansas. We refer to the entities that own these assets, collectively, as “Ozark.”

•	Gulfstream Natural Gas System. We own a 49% interest in a 745-mile FERC-regulated interstate natural gas transportation system which extends from Pascagoula, Mississippi and Mobile, Alabama across the Gulf of Mexico and into Florida. Please read “— Gulfstream Acquisition.”

•	Market Hub. We own a 50% interest in Market Hub, which owns and operates two high-deliverability salt cavern natural gas storage facilities — the Egan facility and the Moss Bluff facility — capable of storing an aggregate of 45 Bcf of natural gas. Market Hub’s storage facilities offer access to traditional Gulf of Mexico natural gas supplies and onshore Texas and Louisiana supplies, and each facility interconnects with Spectra Energy’s Texas Eastern Transmission interstate natural gas transportation system (Texas Eastern).

Our principal executive offices are located at 5400 Westheimer Court, Houston, Texas 77056, and our telephone number is 713-627-5400.

Business Strategies

Our primary business objective is to grow unitholder value over time by executing the following strategies:

•	Optimize Existing Assets and Achieve Additional Operating Efficiencies. We intend to enhance the profitability of our existing assets by undertaking additional initiatives to enhance utilization, improve operating efficiencies and develop rate and contract structures that create value for our customers.

•	Deliver on Organic Growth Opportunities. We continually evaluate organic expansion opportunities in existing and new markets that could allow us to increase value and cash distributions to our investors.

•	Opportunistically Pursue Acquisitions. We may expand our existing natural gas transportation and storage businesses by pursuing acquisitions that add value and fit our fee-based business model. We continually evaluate acquisitions in areas where our assets currently operate that provide the opportunity for operational efficiencies or higher capacity utilization of existing assets, as well as acquisitions in complementary fee-based operations or new geographic areas of operation in order to grow the scale of our business. Our recently completed Gulfstream Acquisition is an example of such an opportunity. Please read “— Recent Developments — Gulfstream Acquisition.”

While we have set forth our business strategies above, our business involves numerous risks and uncertainties which may prevent us from executing these strategies. These risks include difficulties in completing existing expansion or organic growth projects or identifying economically attractive new expansion and organic growth opportunities, adverse impacts of regulations affecting our assets, difficulties in securing additional contracts for capacity on our systems, the loss of certain key customers, and the potential inability to identify or consummate accretive acquisitions. For a more complete description of the risks associated with an investment in us, please read “Risk Factors.”

Ongoing acquisition activities

Consistent with our business strategy, we and our affiliates are continuously engaged in discussions with potential sellers regarding the possible purchase of assets and operations that we believe are strategic and complementary to our existing operations. Targeted assets and operations might include those related to interstate transportation, fee-based gathering, storage and re-delivery of natural gas. Our acquisition efforts often involve assets which, if acquired, would have a material effect on our financial condition and results of operations. Past experience has demonstrated that any discussions and/or negotiations regarding potential acquisitions could advance or terminate in a short period of time. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Recent Developments

Gulfstream Acquisition

On November 30, 2010, we acquired an additional 24.5% interest in Gulfstream Natural Gas System, L.L.C. (Gulfstream) from a subsidiary of Spectra Energy for approximately $330 million in aggregate consideration, comprised of 1,938,435 newly-issued common units and 39,560 newly-issued general partner units valued at $33.37 per unit, which represents 97% of the volume-weighted average price of our common units calculated for the 20-business day period ended on November 23, 2010, representing an aggregate value of approximately $66 million, the assumption of approximately $7.4 million in debt owed to a subsidiary of Spectra Energy and $256.6 million in cash, which was funded through borrowings under our amended credit facility. Please see “— Credit Facility Amendment.” Following the acquisition, we own a 49% interest in Gulfstream.

Because Spectra Energy currently directly or indirectly owns 100% of our general partner, our general partner’s board of directors delegated to its conflicts committee, composed entirely of independent directors, the authority to evaluate and negotiate the transaction on behalf of the public unitholders. The conflicts committee, which retained independent legal and financial advisors, unanimously approved the transaction.

The Gulfstream pipeline currently includes:

•	approximately 295 miles of onshore pipeline in Florida;

•	15 miles of onshore pipeline in Alabama and Mississippi; and

•	435 miles of offshore pipeline in the Gulf of Mexico.

Facilities also include gas treatment facilities and a compressor station in Coden, Alabama. Gulfstream supports the south and central Florida markets through its connection to eight receipt points and 23 delivery points and has market delivery capability of 1.26 Bcf/d of natural gas. Following the completion of the Gulfstream Acquisition, Spectra Energy, The Williams Companies, Inc. and Williams Pipeline Partners, L.P. own the remaining 1.0%, 25.5% and 24.5% interests in Gulfstream, respectively, and jointly operate the system.

Gulfstream provides firm and interruptible transportation services, interruptible park and loan services, and operational balancing agreements to resolve any differences between scheduled and actual receipts and deliveries. All of Gulfstream’s firm transportation contracts include negotiated rates through the life of the contract. These negotiated rates are currently less than the maximum applicable recourse rate allowed by the FERC.

As of September 30, 2010, Gulfstream’s firm transportation and storage contracts had a weighted average remaining life of 18 years. In 2009, 97% of Gulfstream’s revenues were derived from capacity reservation charges under firm contracts, 2% of revenues were derived from variable usage fees under firm contracts and 1% of revenues were derived from interruptible transportation contracts.

Given Gulfstream’s portfolio of long-term, fee-based contracts and solid position in the Florida markets, we believe our additional 24.5% stake in Gulfstream further enhances our profile of steady, fee-based cash flows, and also aligns with our strategy to deliver value to our investors. We expect the Gulfstream acquisition to be accretive to cash available for distribution on a per unit basis.

Ozark Rate Proceeding

On November 18, 2010, the FERC announced that it is commencing an investigation (Ozark Rate Proceeding) pursuant to Section 5 of the Natural Gas Act (NGA) into the rates charged by Ozark Gas Transmission to determine whether Ozark Gas Transmission is over-recovering its costs. The FERC also directed Ozark Gas Transmission to file a full cost and revenue study within 75 days. While we cannot control the timing or results of the Ozark Rate Proceeding, we believe that when the FERC has the opportunity to review Ozark Gas Transmission’s most recent financial and market information, it will determine no significant adjustment in Ozark Gas Transmission’s rates is required. Please see “Risk Factors” for additional information regarding the risks associated with the Ozark Rate Proceeding.

Credit Facility Amendment

On November 29, 2010, we entered into an amendment to our credit agreement with Wachovia Bank, National Association, as Administrative Agent, and the other lenders party thereto, which, as amended, we refer to as our “Amended Credit Facility.” The amendment provides for up to $275,000,000 in new term loans. The term loans mature on the three-year anniversary from the date of the first draw and will be comprised entirely of Base Rate Loans or Eurodollar Loans (in each case, as defined in our Amended Credit Facility) as we may request. Term loans that are Base Rate Loans bear interest at the greatest of the federal funds rate plus 0.50%, the lender’s prime rate and LIBOR plus 1%. Term loans that are Eurodollar Loans bear interest at LIBOR plus 0.2%.

The term loans will be secured by an approximately equal amount of qualifying investment grade securities we purchase with the proceeds from this offering. In the event the underwriters exercise their option to purchase up to an additional 937,500 common units from us in full, we will incur up to approximately $30 million in additional term loan borrowings, and we will purchase and then pledge an equal amount of qualifying investment grade securities to further secure the additional borrowings under our Amended Credit Facility.

The proceeds of the term loan that will be drawn upon in connection with this offering will be used to repay revolving borrowings under our Amended Credit Facility. Generally, pursuant to the terms of our Amended Credit Facility, proceeds from term loans may be used to prepay outstanding loans under our Amended Credit Facility or intercompany loans from our affiliates and/or make cash distributions to Spectra Energy to the extent permitted by our Amended Credit Facility, including cash distributions in connection with transfers of assets from Spectra Energy and/or its affiliates to us.

Our Relationship with Spectra Energy

One of our principal competitive strengths is our relationship with Spectra Energy, which owns our general partner and a significant limited partner interest in us. Spectra Energy owns and operates a large and diversified portfolio of complementary natural gas-related energy assets and is one of North America’s leading midstream natural gas companies. Spectra Energy serves three key links in the natural gas value chain: gathering and processing, transportation and storage and distribution. Through its interests in six U.S. pipeline systems (including Gulfstream and through its indirect interests in our East Tennessee and NOARK pipeline systems) and three Canadian pipeline systems, Spectra Energy operates in the United States and Canada approximately 19,100 miles of transmission pipeline, more than 305 billion cubic feet of storage, as well as natural gas gathering and processing, natural gas liquids operations and local distribution assets and also has a 50 percent ownership in DCP Midstream, LLC, one of the largest natural gas gatherers and processors in the United States. As of September 30, 2010, DCP Midstream, LLC owns the general partner interest and a 31% limited partner interest in DCP Midstream Partners, LP, which is a midstream master limited partnership.

Ownership of Spectra Energy Partners, LP

The chart below depicts our organization and ownership structure as of the date of this prospectus supplement after giving effect to this offering, but without giving effect to the underwriters’ exercise of the overallotment option.

THE OFFERING

Common units offered by us	6,250,000 common units

7,187,500 common units if the underwriters exercise in full their option to purchase an additional 937,500 common units.

Common units outstanding before this offering	82,291,647 common units.

Common units outstanding after this offering	88,541,647 common units, or 89,479,147 common units if the underwriters exercise in full their option to purchase an additional 937,500 common units.

Use of proceeds	The net proceeds from this offering will be approximately $200.7 million, including our general partner’s proportionate capital contribution, or approximately $230.9 million if the underwriters exercise their option to purchase additional common units in full, in each case, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use approximately $7.4 million of the net proceeds from this offering to repay an approximately $7.4 million loan owed to a subsidiary of Spectra Energy that we assumed in the Gulfstream Acquisition. We will use the remaining $189.1 million in net proceeds, as well as the net proceeds from any exercise of the underwriters’ overallotment option (other than, in each case, proceeds from our general partner’s proportionate capital contribution), to purchase qualifying investment grade securities, which will be assigned as collateral to secure the new term loan of an approximately equal principal amount. The proceeds of the term loan will be used to repay revolving borrowings, which were incurred to fund a portion of the consideration of the Gulfstream Acquisition. We intend to use the approximately $4.2 million in proceeds from our general partner’s proportionate capital contribution, as well as the proceeds from our general partner’s proportionate capital contribution in connection with any exercise of the underwriters’ overallotment option, for general partnership purposes. Please see “Use of Proceeds.”

Cash distributions	Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

• first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

• thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

If cash distributions to our unitholders exceed $0.345 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

On November 12, 2010 we paid a quarterly cash distribution for the quarter ended September 30, 2010 of $0.44 per unit to unitholders of record at the close of business on November 2, 2010. This represents an increase of 2.3% over the distribution of $0.43 per unit paid on August 13, 2010 and a 10% increase over the distribution of $0.40 per unit paid for the quarter ended September 30, 2009.

Eligible Holders and redemption	We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. Eligible Holders are:

• individuals or entities subject to United States federal income taxation on the income generated by us; or

• entities not subject to United States federal taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation.

The purchase price for any such redemption by us or our assignee would be equal to the lower of the holder’s purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Taxpaying Assignees; Redemption” in our registration statement on Form 8-A and incorporated by reference into this prospectus supplement.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.76 per unit, we estimate that your average allocable federal taxable income per year will be less than $0.36 per unit. Please read “Material Tax Considerations.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences” in the accompanying base prospectus.

New York Stock Exchange symbol	“SEP”

Risk factors	You should read “Risk Factors” beginning on page S-13 of this prospectus supplement and found in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our summary historical financial and operating data as of and for the dates and periods indicated and certain financial information for Gulfstream and Market Hub is also represented. Our summary historical financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus supplement. Our summary historical financial data as of September 30, 2009 and 2010 and for the nine month periods ended September 30, 2009 and 2010 are derived from our unaudited financial statements. For periods prior to the closing of our initial public offering on July 2, 2007, the selected financial data presented was prepared from the separate records maintained by Spectra Energy Capital, LLC for the entities that were originally contributed to us and for the Saltville operations, and such financial data are based on Spectra Energy Capital, LLC’s historical ownership percentages of these operations. The combined financial results of these entities are treated as the historical results of our partnership for financial statement reporting purposes. The selected financial data covering periods prior to the closing of our initial public offering may not necessarily be indicative of the actual results of operations had those contributed entities been operated separately during those periods.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions, except per-unit amount and operating data)

Statement of Operations Data:
Total operating revenues	$146.9	$126.7	$178.9	$124.9	$121.1
Operating, maintenance, and other expenses	55.5	42.7	67.6	46.7	34.1
Depreciation and amortization	22.2	21.2	28.5	26.3	26.4

Operating income	69.2	62.8	82.8	51.9	60.6

Equity in earnings of unconsolidated affiliates	54.0	53.0	70.7	61.4	55.6
Other income and expenses, net	0.4	0.1	0.1	0.9	0.4
Interest income	0.1	0.2	0.2	3.5	5.5
Interest expense	12.2	12.6	16.7	17.8	17.1
Income tax expense (benefit)	0.8	1.0	1.2	(1.4)	(97.9)

Net income	$110.7	$102.5	$135.9	$101.3	$202.9

Net income per limited partner unit — basic and diluted	$1.29	$1.32	$1.71	$1.40	$0.68
Balance Sheet Data (at period end):
Total assets	$1,810.2		$1,812.5	$1,601.5	$1,611.3
Property, plant and equipment, net	943.5		945.3	815.2	796.3
Investment in unconsolidated affiliates	542.9		536.3	573.3	495.1
Long-term debt	380.0		390.0	390.0	400.0
Total partners’ capital	1,355.0		1,348.5	1,118.4	1,123.7
Other Financial Data:
Spectra Energy Partners
Net cash provided by operating activities	$144.5	$110.9	$159.7	$139.2	$84.9
Adjusted EBITDA	91.4	84.0	111.3	78.2	87.0
Cash paid for interest expense, net	9.7	6.8	16.2	14.3	10.3
Maintenance capital expenditures	10.5	8.6	16.3	11.3	11.2
Cash available for distribution(a)	139.5	134.1	158.1	120.6	119.2
Gulfstream — our 24.5%
Adjusted EBITDA	42.9	38.7	53.5	42.9	41.5
Cash available for distribution	34.3	32.6	38.2	30.7	28.3
Market Hub — our 50.0%
Adjusted EBITDA	35.4	35.5	46.5	39.0	33.9
Cash available for distribution	34.7	32.6	40.8	36.0	31.9

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008		2007
	(In millions, except per-unit amount and operating data)

Operating Data:
East Tennessee — 100% basis
Transportation capacity (Bcf/d)	1.545	1.536	1.536	1.370		1.359
Contracted firm capacity (Bcf/d)	1.448	1.428	1.428	1.311		1.218
Transported volumes (Bcf)	159.5	150.2	199.2	189.8		205.9
Ozark — 100% basis
Transportation capacity (Bcf/d)	0.543	0.500	0.500	—(b	)	—(b	)
Contracted firm capacity (Bcf/d)	0.543	0.480	0.480	—(b	)	—(b	)
Transported volumes (Bcf)	121.8	86.6	134.3	—(b	)	—(b	)
Gulfstream — 100% basis
Transportation capacity (Bcf/d)	1.263	1.258	1.258	1.114		1.114
Contracted firm capacity (Bcf/d)	1.263	1.093	1.093	0.740		0.735
Transported volumes (Bcf)	324.9	287.5	384.0	297.8		271.3
Market Hub — 100% basis
Storage capacity (Bcf)	45.1	42.7	42.7	36.8		36.4
Saltville — 100% basis
Storage capacity (Bcf)	5.4	5.4	5.4	3.0		3.0

(a)	Cash Available for Distribution of Spectra Energy Partners includes Cash Available for Distribution from Gulfstream and Market Hub.

(b)	Represents periods prior to the purchase of Ozark.

Non-GAAP Financial Measures

The financial information included in “— Summary Historical Financial and Operating Data” includes the non-GAAP financial measures of Adjusted EBITDA and Cash Available for Distribution.

Adjusted EBITDA

We define our Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as Net Income plus Interest Expense, Income Taxes and Depreciation and Amortization less our Equity in Earnings of Gulfstream and Market Hub, Interest Income, and Other Income and Expenses, Net, which primarily consists of non-cash Allowance for Funds Used during Construction (AFUDC). Our Adjusted EBITDA is not a presentation made in accordance with GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered an alternative to Net Income, Operating Income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements to assess:

•	the financial performance of assets without regard to financing methods, capital structure or historical cost basis;

•	the ability to generate cash sufficient to pay interest on indebtedness and to make distributions to partners; and

•	operating performance and return on invested capital as compared to those of other publicly traded limited partnerships that own energy infrastructure assets, without regard to financing methods and capital structure.

Cash Available for Distribution

We define Cash Available for Distribution as our Adjusted EBITDA plus Cash Available for Distribution from Gulfstream and Market Hub and net preliminary project costs, less net cash paid for interest expense, cash paid for income tax expense, and maintenance capital expenditures, excluding the impact of reimbursable projects. Cash Available for Distribution does not reflect changes in working capital balances. Cash Available for Distribution for Gulfstream and Market Hub is defined on a basis consistent with us. Cash Available for Distribution should not be viewed as indicative of the actual amount of cash we plan to distribute for a given period.

Cash Available for Distribution should not be considered an alternative to Net Income, Operating Income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Cash Available for Distribution excludes some, but not all, items that affect Net Income and Operating Income and these measures may vary among other companies. Therefore, Cash Available for Distribution as presented may not be comparable to similarly titled measures of other companies.

Spectra Energy Partners

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash Available for Distribution” to GAAP “Net Income”

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions)

Net income	$110.7	$102.5	$135.9	$101.3	$202.9
Add:
Interest expense	12.2	12.6	16.7	17.8	17.1
Income tax expense (benefit)	0.8	1.0	1.2	(1.4)	(97.9)
Depreciation and amortization	22.2	21.2	28.5	26.3	26.4
Less:
Equity in earnings of Gulfstream	23.7	22.0	30.4	27.5	23.5
Equity in earnings of Market Hub	30.3	31.0	40.3	33.9	32.1
Interest income	0.1	0.2	0.2	3.5	5.5
Other income and expenses, net	0.4	0.1	0.1	0.9	0.4

Adjusted EBITDA	91.4	84.0	111.3	78.2	87.0
Add:
Cash Available for Distribution from Gulfstream	34.3	32.6	38.2	30.7	28.3
Cash Available for Distribution from Market Hub	34.7	32.6	40.8	36.0	31.9
Preliminary project costs, net	—	0.4	0.4	2.2	—
Less:
Cash paid for interest expense, net	9.7	6.8	16.2	14.3	10.3
Cash paid for income tax expense	0.7	0.1	0.1	0.9	6.5
Maintenance capital expenditures	10.5	8.6	16.3	11.3	11.2

Cash Available for Distribution	$139.5	$134.1	$158.1	$120.6	$119.2

Spectra Energy Partners

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash Available for Distribution” to GAAP “Net cash provided by operating activities”

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions)

Net cash provided by operating activities	$144.5	$110.9	$159.7	$139.2	$84.9
Interest income	(0.1)	(0.2)	(0.2)	(3.5)	(5.5)
Interest expense	12.2	12.6	16.7	17.8	17.1
Income tax expense — current	0.4	0.2	—	0.6	5.7
Distributions received from Gulfstream and Market Hub	(59.8)	(52.4)	(74.3)	(71.7)	(22.7)
Changes in operating working capital and other	(5.8)	12.9	9.4	(4.2)	7.5

Adjusted EBITDA	91.4	84.0	111.3	78.2	87.0
Add:
Cash Available for Distribution from Gulfstream	34.3	32.6	38.2	30.7	28.3
Cash Available for Distribution from Market Hub	34.7	32.6	40.8	36.0	31.9
Preliminary project costs, net	—	0.4	0.4	2.2	—
Less:
Cash paid for interest expense, net	9.7	6.8	16.2	14.3	10.3
Cash paid for income tax expense	0.7	0.1	0.1	0.9	6.5
Maintenance capital expenditures	10.5	8.6	16.3	11.3	11.2

Cash Available for Distribution	$139.5	$134.1	$158.1	$120.6	$119.2

Gulfstream

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash Available for Distribution” to GAAP “Net Income”

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions)

Net income	$96.9	$89.8	$124.0	$110.8	$95.4
Add:
Interest expense	52.4	43.7	61.3	45.0	47.9
Depreciation and amortization	26.3	25.8	34.5	30.3	30.0
Less:
Other income and expenses, net	0.6	1.3	1.4	11.1	3.9

Adjusted EBITDA — 100%	175.0	158.0	218.4	175.0	169.4
Add:
Preliminary project costs, net	0.4	0.4	(1.3)	1.1	(2.5)
Less:
Cash paid for interest expense, net	35.1	24.7	60.1	49.5	49.9
Maintenance capital expenditures	0.5	0.6	0.9	1.3	1.4

Cash Available for Distribution — 100%	$139.8	$133.1	$156.1	$125.3	$115.6

Adjusted EBITDA — 24.5%	$42.9	$38.7	$53.5	$42.9	$41.5
Cash Available for Distribution — 24.5%	$34.3	$32.6	$38.2	$30.7	$28.3

Market Hub

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash Available for Distribution” to GAAP “Net Income”

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(In millions)

Net income	$60.6	$62.2	$80.8	$69.3	$64.2
Add:
Interest expense	—	0.1	0.1	1.0	3.6
Income tax expense	0.2	0.2	0.2	0.4	0.1
Depreciation and amortization	10.7	8.7	12.1	10.6	9.1
Less:
Interest income	0.2	0.3	0.3	3.1	2.2
Other income and expenses, net	0.6	—	—	0.2	7.1

Adjusted EBITDA — 100%	70.7	70.9	92.9	78.0	67.7
Less:
Cash paid for interest expense, net	(0.1)	3.5	7.1	—	—
Cash paid for income tax expense	—	—	0.5	—	—
Maintenance capital expenditures	1.4	2.3	3.8	5.9	4.0

Cash Available for Distribution — 100%	$69.4	$65.1	$81.5	$72.1	$63.7

Adjusted EBITDA — 50%	$35.4	$35.5	$46.5	$39.0	$33.9
Cash Available for Distribution — 50%	$34.7	$32.6	$40.8	$36.0	$31.9

RISK FACTORS

Before making an investment in the common units offered hereby, you should carefully consider the risk factor below and the risk factors included in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our subsequently filed Quarterly Reports on Form 10-Q, together with all of the other information included or incorporated by reference in this prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the value of the common units could decline, and you could lose all or part of your investment.

Our natural gas pipeline systems and certain of our storage facilities and related assets are subject to regulation by the FERC, which could have an adverse effect on our ability to establish transportation, storage and gathering rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to make distributions. For example, the rates charged for Ozark Gas Transmission could be decreased as a result of a recently announced FERC investigation.

Our natural gas pipeline systems and certain of our storage facilities and related assets are subject to regulation by the FERC. Its authority to regulate natural gas pipeline transportation services includes the rates charged for the services, terms and conditions of service, certification and construction of new facilities, the extension or abandonment of services and facilities, the maintenance of accounts and records, the acquisition and disposition of facilities, the initiation and discontinuation of services, and various other matters.

On November 18, 2010, the FERC announced an investigation (Ozark Rate Proceeding), pursuant to Section 5 of the Natural Gas Act, against Ozark Gas Transmission alleging that Ozark Gas Transmission’s revenues might substantially exceed Ozark Gas Transmission’s actual cost of service and therefore may be unjust and unreasonable. Ozark Gas Transmission has been directed to file a cost and revenue study in the Ozark Rate Proceeding within 75 days. Interested parties, including Ozark Gas Transmission shippers, will be able to intervene and participate in the Ozark Rate Proceeding. This investigation could be resolved either through administrative litigation or settlement. In the absence of an earlier settlement, the FERC could issue an order, which is not expected until late 2011 or early 2012, finding that Ozark Gas Transmission’s rates are not just and reasonable and establishing new lower rates prospectively for Ozark Gas Transmission. The resolution of the Ozark Rate Proceeding, whether through settlement or administrative litigation, could materially adversely affect the cash we receive with respect to the operations of Ozark Gas Transmission.

Action by the FERC on currently pending regulatory matters as well as matters arising in the future could adversely affect our ability to establish or charge rates that would cover future increase in their costs, such as additional costs related to environmental matters including any climate change regulation, or even to continue to collect rates that cover current costs, including a reasonable return. We cannot assure unitholders that our pipeline systems will be able to recover all of their costs through existing or future rates.

In addition, we cannot give assurance regarding the likely future regulations under which we will operate our natural gas transportation, storage and gathering businesses or the effect such regulation could have on our business, financial condition, results of operations and our ability to make distributions.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $200.7 million, including our general partner’s proportionate capital contribution, or approximately $230.9 million if the underwriters exercise their option to purchase additional common units in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $7.4 million of the net proceeds from this offering to repay an approximately $7.4 million loan owed to a subsidiary of Spectra Energy that we assumed in the Gulfstream Acquisition. We will use the remaining $189.1 million in net proceeds, as well as the net proceeds from any exercise of the underwriters’ overallotment option (other than, in each case, proceeds from our general partner’s proportionate capital contribution), to purchase qualifying investment grade securities, which will be assigned as collateral to secure the new term loan of an approximately equal principal amount. The proceeds of the term loan will be used to repay revolving borrowings under our Amended Credit Facility, which were incurred to fund a portion of the consideration of the Gulfstream Acquisition. We intend to use the approximately $4.2 million in proceeds from our general partner’s proportionate capital contribution, as well as the proceeds from our general partner’s proportionate capital contribution in connection with any exercise of the underwriters’ overallotment option, for general partnership purposes.

As of November 30, 2010, total revolving borrowings under our $500.0 million Amended Credit Facility were $486.6 million and had a weighted average interest rate of 0.6040%. After giving effect to the use of proceeds, new term borrowings and subsequent repayment of amounts outstanding under our Amended Credit Facility, we expect to have revolving credit capacity of approximately $201.5 million. The maturity date for revolving loans drawn under our Amended Credit Facility is July of 2012. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2010 incorporated by reference into this prospectus supplement.

Affiliates of each of the underwriters are lenders under our Amended Credit Facility who have committed to make both revolving and term loans and, as such, will indirectly receive a substantial portion of the proceeds from this offering pursuant to the repayment of revolving borrowings under such facility and will receive additional customary fees and expenses in connection with our entry into the new term loan under our Amended Credit Facility. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our capitalization (including short-term borrowings) as of September 30, 2010 on:

•	a historical basis;

•	an as adjusted basis to reflect the consummation of the Gulfstream Acquisition, including our issuance of 1,938,435 common units and 39,560 general partner units representing an aggregate value of approximately $66 million, borrowings of $256.6 million under our Amended Credit Facility and the assumption of approximately $7.4 million in short-term borrowings; and

•	an as further adjusted basis to reflect the sale of common units in this offering, the receipt of our general partner’s proportionate capital contribution, and the incurrence of a $188.1 million term loan, and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement and the accompanying base prospectus for additional information about our capital structure. The following table does not reflect any common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

	As of September 30, 2010
				As Further
		As Adjusted for		Adjusted
		Gulfstream		for this
	Historical	Acquisition		Offering
	(In millions)

Cash and cash equivalents	$10.4	$10.4		$14.6

Short-term borrowings	$33.0	$40.4		$33.0
Long-term debt:
Revolving loan	$230.0	$486.6		$298.5
Term loan(a)	—	—		188.1
Other long-term borrowings	150.0	150.0		150.0

Total long-term debt	$380.0	$636.6		$636.6

Total debt	$413.0	$677.0		$669.6

Partners’ capital:
Common units	$1,326.3	$1,253.1	(b)	$1,449.6
General partner units	29.4	27.9	(b)	32.1
Accumulated other comprehensive income (loss)	(0.7)	1.9	(b)	1.9

Total partners’ capital	$1,355.0	$1,282.9		$1,483.6

Total capitalization	$1,768.0	$1,959.9		$2,153.2

(a)	Our $188.1 million term loan will be collateralized by $189.1 million in qualifying investment grade securities not reflected in the capitalization table shown above. Please see “Use of Proceeds.”

(b)	Our acquisition of the additional 24.5% interest in Gulfstream was recorded at historical book value due to the affiliate nature of the transaction. A reduction in partners’ capital of $72.1 million consists of a $140.7 million reduction due to the difference between the purchase price and the book value at September 30, 2010, partially offset by the issuance of approximately $66 million of common units and general partner units in the acquisition and $2.6 million of the proportional share of Gulfstream’s accumulated other comprehensive income.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the New York Stock Exchange under the symbol “SEP.” The following table shows the high and low sales prices per common unit, as reported by the New York Stock Exchange, and cash distributions paid per common unit and subordinated unit for the periods indicated.

			Distribution per		Distribution per
Quarter Ended	High	Low	Common Unit		Subordinated Unit

December 31, 2010 (through November 30, 2010)	$36.31	$33.17	$—	(1)	$—
September 30, 2010	35.95	31.76	0.44	(2)	—
June 30, 2010	34.20	24.80	0.43		0.43
March 31, 2010	31.57	27.01	0.42		0.42
December 31, 2009	29.93	23.84	0.41		0.41
September 30, 2009	24.75	21.15	0.40		0.40
June 30, 2009	23.55	19.85	0.38		0.38
March 31, 2009	22.78	18.77	0.37		0.37
December 31, 2008	30.00	12.10	0.36		0.36
September 30, 2008	25.00	17.06	0.35		0.35
June 30, 2008	26.15	22.84	0.34		0.34
March 31, 2008	25.97	21.17	0.33		0.33

(1)	The distribution attributable to the quarter ending December 31, 2010 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

(2)	The distribution attributable to the quarter ended September 30, 2010 was paid on November 12, 2010 to unitholders of record at the close of business on November 2, 2010.

The last reported sales price of our common units on the New York Stock Exchange on November 30, 2010 was $33.93 per unit. As of November 26, 2010, there were approximately 29 holders of record of our common units.

The subordinated units were held by our general partner and its affiliates, and converted into common units on a one-for-one basis on August 13, 2010.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Consequences” in the accompanying base prospectus. Please also read “Item 1A. Risk Factors — Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation and storage of natural gas and natural gas products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences — Partnership Status” in the accompanying base prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain the uniformity of the economic and tax characteristics of the units to a purchaser of these units. For that reason and others, we have made certain elections and adopted certain depreciation and amortization positions. For example, to account for any difference between the tax basis and fair market value of our assets, our partnership agreement requires that we apply the remedial allocation method under Treasury Regulation Section 1.704-3(d) with respect to all of our properties. The effect of these allocations to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” in the accompanying base prospectus for further discussion of the tax characteristics applicable to purchases of common units directly from us.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through December 31, 2013, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to maintain the current quarterly distribution amount on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current quarterly distributions on all units, yet we only distribute the current quarterly distribution amount on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

Legislative Developments

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, will impose a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the common units described in this prospectus supplement and the accompanying prospectus through the underwriters named below. Citigroup Global Markets Inc. and Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC are acting as representatives of the underwriters.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.	843,750
Barclays Capital Inc.	843,750
J.P. Morgan Securities LLC	843,750
Merrill Lynch, Pierce, Fenner & Smith Incorporated	843,750
Morgan Stanley & Co. Incorporated	843,750
Wells Fargo Securities, LLC	843,750
Credit Suisse Securities (USA) LLC	312,500
Deutsche Bank Securities Inc.	312,500
UBS Securities LLC	312,500
RBC Capital Markets, LLC	250,000

Total	6,250,000

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the underwriters’ obligations to purchase the common units are subject to the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The terms and conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in our condition or in the condition of the financial markets and that we deliver to the underwriters customary closing documents.

The representatives have advised us that the underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.79 per common unit under the public offering price. After the initial offering of the common units in this offering, the offering price and other selling terms may from time to time be varied by the underwriters.

Over Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 937,500 additional common units at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with the offering of the common units offered by this prospectus supplement. If the underwriters’ option is exercised in full, the total price to the public would be $236,253,125, the total underwriters’ discount would be $9,487,500 and the total proceeds to us before expenses would be $226,765,625.

We estimate that our out-of-pocket expenses for this offering, excluding the underwriters’ discount, will be approximately $700,000.

Lock-Up Agreements

We, our general partner and certain of its affiliates, including the directors and officers of our general partner, have agreed not to, without the prior written consent of Citigroup Global Markets Inc. on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any common units or any security convertible into or exercisable or exchangeable into common units for a period of 45 days from the date of this prospectus supplement. Citigroup Global Markets Inc., in its discretion, may release the common units and the other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and the other securities from lock-up agreements, Citigroup Global Markets Inc. will consider, among other factors, the unitholder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and the market conditions at the time.

Subject to certain conditions, the foregoing agreement shall not apply to (a) transactions relating to common units or other securities acquired in open market transactions after the completion of this offering, (b) transfers of common units or any security convertible into common units as a bona fide gift, or (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for the transfer of common units.

Price Stabilization, Short Position and Penalty Bids

In connection with this offering and in compliance with applicable law, the underwriters may engage in overallotment, stabilizing and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	The underwriters may also effect transactions that stabilize, maintain or otherwise affect the market price of the units at levels above those which might otherwise prevail in the open market.

•	Overallotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units overallotted by the underwriters is not greater than the number of units they may purchase in the overallotment option. In a naked short position, the number of units involved is greater than the number of units in the overallotment option. The underwriters may close out any short position by either exercising their overallotment option and/or purchasing common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the overallotment option. If the underwriters sell more common units than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “SEP.”

FINRA Conduct Rule

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to the other securities that are listed for trading on a national securities exchange.

Conflicts of Interest

Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. Additionally, affiliates of each of the underwriters are lenders under our Amended Credit Facility and have committed to make both revolving and term loans to us thereunder, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of revolving borrowings under our Amended Credit Facility, and will receive additional customary fees and expenses in connection with our entry into the new term loan under our Amended Credit Facility. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The underwriters may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The underwriters will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Spectra Energy Partners, LP and subsidiaries and the related financial statement schedule, incorporated by reference in the registration statement of which this prospectus supplement is a part from the Spectra Energy Partners, LP Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Spectra Energy Partners, LP’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to the preparation of the portions of the Spectra Energy Partners, LP consolidated financial statements attributable to operations contributed by or purchased from Spectra Energy Corp from the separate records maintained by Spectra Energy Capital, LLC, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Gulfstream Natural Gas System, L.L.C., incorporated by reference in the registration statement of which this prospectus supplement is a part from the Spectra Energy Partners, LP Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and financial statement schedule). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Market Hub Partners Holding and subsidiaries, incorporated by reference in the registration statement of which this prospectus supplement is a part from the Spectra Energy Partners, LP Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and financial statement schedule). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement and the documents we incorporate by reference herein contain “forward-looking” statements. All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, the risks set forth in “Risk Factors” beginning on page S-13 in this prospectus supplement and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our subsequently filed Quarterly Reports on Form 10-Q as well as the following risks and uncertainties:

•	state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the natural gas industries;

•	outcomes of litigation and regulatory investigations, proceedings or inquiries;

•	weather and other natural phenomena, including the economic, operational and other effects of hurricanes and storms;

•	the timing and extent of changes in interest rates;

•	general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for natural gas and related services;

•	potential effects arising from terrorist attacks and any consequential or other hostilities;

•	changes in environmental, safety and other laws and regulations;

•	results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions;

•	increases in the cost of goods and services required to complete capital projects;

•	growth in opportunities, including the timing and success of efforts to develop domestic pipeline, storage, gathering, and other infrastructure projects and the effects of competition;

•	the performance of natural gas transmission, storage and gathering facilities;

•	the extent of success in connecting natural gas supplies to transmission and gathering systems and in connecting to expanding gas markets;

•	the effect of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	conditions of the capital markets during the periods covered by the forward-looking statements; and

•	the ability to successfully complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of a merger, acquisition or divestiture; and the success of the business following a merger, acquisition or divestiture.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page S-13 in this prospectus supplement and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and subsequently filed our Quarterly Reports on Form 10-Q could substantially harm our business, results of operations and financial condition. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION INCORPORATED BY REFERENCE

We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC after the date of this prospectus supplement and until the termination of this offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the three months ended March 31, June 30 and September 30, 2010;

•	Our Current Reports on Form 8-K, as filed with the SEC on June 4, 2010, June 30, 2010 and November 30, 2010; and

•	The description of our common units contained in our registration statement on Form 8-A filed on June 22, 2007, and any subsequent amendment or report filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.spectraenergypartners.com, or by writing or calling us at the following address:

Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056
Attention: Secretary
Telephone: (713) 627-5400

The information contained on our website is not part of this prospectus supplement.

Appendix A

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to SPECTRA ENERGY PARTNERS, LP, c/o Spectra Energy Partners GP, LP, 5400 Westheimer Ct., Houston, TX 77056; Attn: CFO, to be admitted as limited partners to SPECTRA ENERGY PARTNERS, LP.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to SPECTRA ENERGY PARTNERS, LP (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.*

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement. This application constitutes a Taxation Certification, as defined in the Partnership Agreement.

Date

Social Security or other identifying number of Assignee

Signature of Assignee

Purchase Price including commissions, if any Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

* The Term “Eligible Holder” means (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership; or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership. Individuals or entities are subject to taxation, in the context of defining an Eligible Holder, to the extent they are taxable on the items of income and gain allocated by the Partnership or would be taxable on the items of income and gain allocated by the Partnership if they had no offsetting deductions or tax credits unrelated to the ownership of the Common Units. Schedule I hereto contains a list of various types of investors that are categorized and identified as either “Eligible Holders” or “Non-Eligible Holders.”

If not an Individual (check one):

☐	the entity is subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation, but it is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation and it is (a) not a pass-through entity or (b) a pass-through entity, but not all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership. Important Note — by checking this box, the Assignee is contradicting its certification that it is an Eligible Holder.

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity

☐	Non-resident Alien

☐	Foreign Corporation

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

1. I am not a non-resident alien for purposes of U.S. income taxation.

2. My U.S. taxpayer identification number (Social Security Number) is          .

3. My home address is          .

B. Partnership, Corporation or Other Interestholder

1. The interestholder is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2. The interestholder’s U.S. employer identification number is

3. The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service and the Federal Energy Regulatory Commission by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

•	Name of Interestholder

•	Signature and Date

•	Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

SCHEDULE I

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.

•	C corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI,” including IRAs, 401(k) plans and Keough accounts

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

Potentially Eligible Holders

•	S corporations (unless they have ESOP shareholders*)

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders* or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders

*	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

PROSPECTUS

Spectra Energy Partners, LP

Common Units
Debt Securities

We may offer, from time to time, in one or more series:

•	common units representing limited partnership interests in Spectra Energy Partners, LP; and

•	debt securities of Spectra Energy Partners, LP, which may be either senior debt securities or subordinated debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $1,500,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

Our common units are traded on the New York Stock Exchange under the symbol “SEP.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 3 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2009

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $1,500,000,000 of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities.

That prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Throughout this prospectus, when we use the terms “we,” “us,” or “Spectra Energy Partners,” we are referring either to Spectra Energy Partners, LP or to Spectra Energy Partners, LP and its operating subsidiaries collectively, as the context requires. References in this prospectus to our “general partner” refer to Spectra Energy Partners (DE) GP, LP or Spectra Energy Partners GP, LLC, the general partner of Spectra Energy Partners (DE) GP, LP, as appropriate. References to “Spectra Energy” refer to Spectra Energy Corp, the parent company of our general partner.

WHERE YOU CAN FIND MORE INFORMATION

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement until all offerings under this registration statement are completed:

•	Our annual report on Form 10-K for the year ended December 31, 2008, as amended by amendment no. 1 to our annual report on Form 10-K/A, as filed with the SEC on May 15, 2009;

•	Our quarterly report on Form 10-Q for the three months ended March 31, 2009, as filed with the SEC on May 8, 2009;

•	Our current reports on Form 8-K, as filed with the SEC on April 8, 2009, April 17, 2009 and May 8, 2009; and

•	The description of our common units contained in our registration statement on Form 8-A filed on June 22, 2007, and any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:
Spectra Energy Partners, LP
Secretary
5400 Westheimer Court
Houston, Texas 77056
(713) 627-5400

Additionally, you may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We also make available free of charge on our internet website at http://www.spectraenergypartners.com our annual reports on Form 10-K and our quarterly reports on Form 10-Q, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and our reports, filings and other public announcements may from time to time contain statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements”. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words.

All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, the risks set forth under “Risk Factors” in our annual reports on Form 10-K and quarterly reports on Form 10-Q.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SPECTRA ENERGY PARTNERS, LP

Overview

Spectra Energy Partners, LP, through our subsidiaries and equity affiliates, is engaged in the transportation of natural gas through interstate pipeline systems with over 2,200 miles of pipelines that serve the southeastern United States, and the storage of natural gas in underground facilities with aggregate working gas storage capacity of approximately 42 billion cubic feet (Bcf) that are located in southeast Texas, south central Louisiana and southwest Virginia. We are a Delaware master limited partnership formed on March 19, 2007.

We transport and store natural gas for a broad mix of customers, including local gas distribution companies (LDC), municipal utilities, interstate and intrastate pipelines, direct industrial users, electric power generators, marketers and producers. In addition to serving directly connected southeastern markets, our pipeline and storage systems have access to customers in the mid-Atlantic, northeastern and midwestern regions of the United States through numerous interconnections with major pipelines. Our rates are regulated under the Federal Energy Regulatory Commission (FERC) rate-making policies, and, in the case of Market Hub’s storage facility in Texas, by the Texas Railroad Commission (TRC).

Our operations and activities are managed by our general partner, Spectra Energy Partners (DE) GP, LP, which in turn is managed by its general partner, Spectra Energy Partners GP, LLC, (the General Partner). The General Partner is wholly owned by a subsidiary of Spectra Energy Corp (Spectra Energy). Spectra Energy is a separate, publicly traded entity which trades on the New York Stock Exchange under the symbol “SE.”

Our principal executive offices are located at 5400 Westheimer Court, Houston, Texas 77056 and the telephone number is 713-627-5400.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and additional information which may be incorporated by reference in this prospectus or any prospectus supplement in the future as provided under “Where You Can Find More Information,” including our annual reports on Form 10-K and quarterly reports on Form 10-Q, including the risk factors described under “Risk Factors” in such reports. This prospectus also contains forward looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

DESCRIPTION OF DEBT SECURITIES

We will issue debt securities under an indenture between Spectra Energy Partners, LP and a trustee that we will name in the related prospectus supplement. If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. The term “Trustee” as used in this prospectus refers to the trustee under any of the above indentures. References in this prospectus to an “Indenture” refer to the particular indenture under which Spectra Energy Partners, LP issues a series of debt securities. The debt securities will be governed by the provisions of the related Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the forms of Indentures filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.

General

Any series of debt securities:

•	will be issued only in fully registered form; and

•	will be our general obligations.

The Indenture does not limit the total amount of debt securities that may be issued. Debt securities under the Indenture may be issued from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of the general partner of the issuer and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities are senior or subordinated debt securities;

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any option or conversion provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or otherwise repurchase the debt securities;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional Events of Default or covenants; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

Interest payments on debt securities in certificated form may be made by check mailed to the registered holders or, if so stated in the applicable prospectus supplement, at the option of a holder, by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, debt securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or other governmental charge.

Any funds paid to the Trustee or any paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Events of Default, Remedies and Notice

Events of Default

Unless otherwise specified in a supplement to the Indenture, each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by us to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture with respect to that series or any board resolution authorizing the issuance of that series; or

•	certain events of bankruptcy, insolvency or reorganization of the issuer.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notifies us of the default and such default is not cured within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default with respect to that series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that has become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest on its own debt securities when due, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Event of Default

Within 30 days after the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or proposes to take to cure the default. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

Within 90 days after the occurrence of any default known to it, the Trustee must mail to each holder a notice of the default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may supplement or amend the Indenture without the consent of any holder of debt securities to, among other things:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	secure the debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of our Senior Indebtedness;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of the debt securities of any new series.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in a currency other than that stated in the debt security;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities;

•	make any change in the amendment provisions which require each holder’s consent; or

•	make any change in the waiver provisions.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance with certain restrictive provisions of the Indenture; and

•	any past default under the Indenture;

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the issuer) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds cash, certain U.S. government obligations or a combination thereof, in such amounts as will be sufficient, to pay the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the debt securities of that series; and

(c) we have delivered to the Trustee an accountants’ certificate as to the sufficiency of the trust funds, without reinvestment, to pay the entire indebtedness of such debt securities at maturity.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate our obligations specified in the Indenture, including those:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement, and any Event of Default resulting from a failure to observe such covenants.

The legal defeasance option may be exercised notwithstanding a prior exercise of the covenant defeasance option. If the legal defeasance option is exercised, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If the covenant defeasance option is exercised, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth or sixth bullet points under “— Events of Default, Remedies and Notice — Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;

•	comply with certain other conditions, including that no bankruptcy or default with respect to the issuer has occurred and is continuing 91 days after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the defeased series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in applicable Federal income tax law.

No Personal Liability

Our partners, directors, officers, employees, incorporators and members will not be liable for:

•	any of our obligations under the debt securities or the Indenture; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for the issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the Federal securities laws and it is the view of the SEC that such a waiver is against public policy.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of our change of control or in the event of a highly leveraged transaction, whether or not such transaction results in our change of control.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of the issuer within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any of our Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue certificates to each holder except in the limited circumstances described below. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the Trustee of its decision to exchange the global debt security for certificated debt securities.

Governing Law

Each Indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into each Indenture with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustee chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial Trustee for each series of debt securities will be Wells Fargo Bank, N.A. We may maintain a banking relationship in the ordinary course of business with our Trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act after a default has occurred and is continuing, the Trustee must either eliminate its conflicting interest within 90 days, apply to the SEC for permission to continue as trustee or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each indenture will contain certain limitations on the right of the Trustee, in the event that it becomes a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are to Spectra Energy Partners and the operating partnership.

This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

(3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations set forth below, we will be classified as a partnership and our operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholders who have become limited partners of Spectra Energy Partners will be treated as partners of Spectra Energy Partners for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Spectra Energy Partners for federal income tax purposes.

As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Spectra Energy Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Cash distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. TO the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment, or any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may generally be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. Further, a unitholder’s share of our net income may be offset by any suspended passive losses from that unitholder’s investment in us, but may not be offset by that unitholder’s current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to Spectra Energy Partners (DE) GP, LP, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our non-managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering, eliminating over time the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate Book-Tax Disparities will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please see “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please see “— Uniformity of Units.”

Where the remedial allocation method is adopted (which we have adopted as to property other than certain goodwill properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill property, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Tax Treatment of Operations — Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Tax Treatment of Operations — Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner, its affiliates and our other unitholders. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold has been reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under

Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(1) a person that is not a United States person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority,” or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists but for which a reasonable basis for the tax treatment of such item exists, we must disclose the relevant facts on our return.

In such a case, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We will initially own property or conduct business in the States of Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, Tennessee, Texas and Virginia. Each of these states other than Texas and Florida currently imposes a personal income tax on individuals. A majority of these states impose an income tax on corporations and other entities. We may also own property or conduct business in other jurisdictions that impose an income tax in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-

Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of any debt securities will be set forth on the prospectus supplement relating to the offering of such debt securities.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement to one or more underwriters for public offering and sale, and we also may sell securities to investors directly or through one or more broker-dealers or agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

Vinson & Elkins L.L.P. will pass upon the validity of the securities offered in this registration statement. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Spectra Energy Partners, LP and subsidiaries and the related financial statement schedule, incorporated in this prospectus by reference from the Spectra Energy Partners, LP Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Spectra Energy Partners, LP’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to the preparation of the portions of the Spectra Energy Partners, LP consolidated financial statements attributable to operations contributed by or purchased from Spectra Energy Corp from the separate records maintained by Spectra Energy Capital, LLC, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

6,250,000 Common Units
Representing Limited
Partner Interests

PROSPECTUS SUPPLEMENT

December 2, 2010

Joint Book-Running Managers

Citi
BofA Merrill Lynch
Barclays Capital
J.P. Morgan
Morgan Stanley
Wells Fargo Securities

Co-Managers

Credit Suisse
Deutsche Bank Securities
UBS Investment Bank
RBC Capital Markets